

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Joe A. Shearin
President and Chief Executive Officer
Eastern Virginia Bankshares, Inc.
330 Hospital Road
Tappahannock, Virginia 22560

Re: **Eastern Virginia Bankshares, Inc**
Registration Statement on Form S-1
Filed June 27, 2013
File No. 333- 189641

Dear Mr. Shearin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. Revise the first bullet to clarify that purchasers will receive common stock instead of the series B Preferred pursuant to the conversion features disclosed on page 3. Consider also adding a cross-reference to that disclosure.

Plan of Distribution, page 28

2. Expand to state that before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements.

3. Expand to state that before any permitted transferees of a Selling Securityholder use the Prospectus for sales, you will file a post-effective amendment to this registration statement listing the permitted transferees as sellers.

Part II
Exhibit 5.1

4. Please delete the last sentence, as you may not limit reliance on the opinion.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

         Sincerely,
         /s/ Michael R. Clampitt

         Michel Clampitt
         Senior Counsel